FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* ARCURI VICTOR G. (Last) (First) (Middle) #1560, 521-3 AVENUE SW (Street) CALGARY ALBERTA T2P 3T3 (City) (Province) (Postal Code)		2. Date of Event Requiring Statement (Month/Day/Year) MARCH 1, 2002			4. Issuer Name and Ticker or Trading Symbol NOMATTERWARE, INC. "NOMW"
		3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)			5. Relationship of Reporting Person(s) to Issuer (Check all Applicable) ___X____ Director ___ 10% Owner Officer ___ Other (Give Title Below) (Specify Below)		6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form Filed by One Reporting Person ____ Form Filed by More than One Reporting Person
TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
1. Title of Security (Instr. 4) Common Stock		2. Amount of Securities Beneficially Owned (Instr. 4) 100,000		3. Ownership form: Direct (D) or Indirect (I) (Instr. 5) I		4. Nature of Indirect Beneficial Ownership (Instr. 5) These shares are owned by Infinity CCS Inc., of which Mr. Arcuri is the sole director.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Convertible Debenture	March 23, 2001	March 23, 2003	Common Stock	100,000	$0.75 per share conversion rate	I	This debenture is in the name of Infinity CCS Inc., of which Mr. Arcuri is the sole director.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Explanation of Responses:

*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

					/s/Victor G. Arcuri **Signature of Reporting Person		March 8, 2002 Date